Babson Capital Funds Trust

550 South Tryon Street, Suite 3300

Charlotte, NC 28202

August 21, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Kimberly Browning

RE:	Babson Capital Funds Trust (the “Trust”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A
File Nos. 333-188840 and 811-22845

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the undersigned respectfully request that the effective date for Pre-Effective Amendment No. 2 to the above-captioned Registration Statement be accelerated so that it will become effective on August 21, 2013 or as soon thereafter as practicable.

The undersigned acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to Yana Guss of Ropes & Gray LLP at 617-951-7109.

Very truly yours,

BABSON CAPITAL FUNDS TRUST		ALPS DISTRIBUTORS, INC.

By:	/s/ Anthony J. Sciacca	By:	/s/ Thomas A. Carter
Name:	Anthony J. Sciacca	Name:	Thomas A. Carter
Title:	President and Chief Executive Officer	Title:	President